Filed Pursuant to Rule 424(b)(3)

File No. 333-156450

Prospectus Supplement No. 1

(to prospectus dated December 31, 2008)

3,710,825 SHARES

COMMON STOCK

This prospectus supplement supplements information contained in the prospectus dated December 31, 2008, referred to as the “prospectus,” relating to the resale by selling security holders of up to 3,710,825 shares of our common stock, $.0001 par value, issuable upon the exercise of warrants issued in connection with a financing transaction in June 2008. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The statements contained in this prospectus supplement are deemed to be made throughout the prospectus and shall modify or supersede any conflicting statements contained in the prospectus, in each case to the extent applicable.

Investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of the prospectus for a discussion of risks that you should consider prior to investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is January 12, 2009.

MANAGEMENT

Election of New Director

Effective December 31, 2008, our board of directors elected Dennis Cook to serve as our Class A director to fill the vacancy created by the resignation of Christopher Ferguson effective February 28, 2008. Mr. Cook served as the President and Chief Executive Officer of WES Health System, a managed behavioral health provider, since 1996 and as President and Chief Executive Officer of The Cameron Company, LLC, a professional services firm that provides financial marketing and management consulting services, since 2000. Mr. Cook holds a B.S. in Finance/Economics from Roosevelt University, an M.B.A. from the University of Chicago, an M.P.A from the Kennedy School of Government of Harvard University and attended the Advanced Management Program at Harvard Business School.

During the fiscal years ended December 31, 2007 and 2008, we provided certain temporary employees and payroll services to WES Health System for approximately $2,861,000 and $1,156,000 for the fiscal years ended December 31, 2007 and 2008, respectively.

Mr. Cook served as an advisor to our board of directors since 2007. In such capacity, Mr. Cook provided recommendations regarding general business strategy to the board of directors upon request. In connection with such services, we paid Mr. Cook approximately $12,000. In addition, on March 29, 2007, Mr. Cook was granted an option to purchase 20,000 shares of our common stock at an exercise price of $6.10. The option vested immediately upon grant.

The Cameron Company, LLC, of which Mr. Cook owns 100% of the limited liability company interest, was issued 30,258 shares of our common stock in connection with the merger of Terra Nova Acquisition Corporation in 2007.

Voting Agreement

In connection with the merger of Terra Nova, Mr. Traina (our Chief Executive Officer, director, and beneficial owner of 23.0% of our common stock), Mr. Kololian (our lead director and beneficial owner of 24.1% of our common stock), and Optos Capital, LLC, referred to as Optos, controlled by Christopher Ferguson (the beneficial owner of 16.6% of our common stock and our former director, President and Secretary), entered into a voting agreement, referred to as the merger voting agreement, pursuant to which each party agreed to vote for the election of the following directors: (i) Messrs. Traina, Ferguson and Perrucci as designees of Mr. Traina and Optos, (ii) Messrs. Kololian, Glasspiegel and Calder as designees of Mr. Kololian, and (iii) Mr. Drew as the designee of Mr. Traina, Optos and Mr. Kololian. If any of the foregoing directors resign or are removed from office, then the parties who originally designated such director for election will be entitled to appoint a successor. The merger voting agreement expired pursuant to its terms.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2008 by:

•	each of our named executive officers and directors;

•	all our current executive officers and directors as a group; and

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

The information about the beneficial owners contained in the table below is based on information supplied by such persons or SEC filings. Beneficial ownership of shares of common stock is determined in accordance with the rules of the SEC and includes voting or investment power with respect to common stock. Shares of common stock issuable upon the exercise of securities currently exercisable or exercisable within 60 days of December 31, 2008 are deemed outstanding for computing the share ownership and percentage ownership of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person.

Except as otherwise indicated, to the knowledge of ClearPoint, the beneficial owners of common stock listed below have sole investment and voting power with respect to such shares.

As of December 31, 2008, 14,251,964 shares of our common stock were outstanding.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
Vahan Kololian	3,820,986	(2)	24.1%
Michael Traina	3,290,573	(3)	23.0%
Christopher Ferguson	2,361,313	(4)	16.6%
Brendan Calder	145,500	(5)	1.0%
Parker Drew	120,516	(6)	*
Kurt A. Braun	90,000	(7)	*
Dennis Cook	50,528	(8)	*
Michael Perrucci	40,000	(9)	*
Harry Glasspiegel	30,000	(10)	*
John G. Phillips	—	(11)	*
J. Todd Warner	—	(12)	*
All current directors and executive officers as a group (8 persons)	7,497,833	(13)	46.5%
TerraNova Partners L.P.	3,720,986	(14)	23.6%
Jack Silver	2,733,771	(15)	17.1%
Sherleigh Associates Inc. Profit Sharing Plan
ComVest Capital, LLC	2,210,825	(16)	13.4%
ComVest Capital Management LLC
ComVest Group Holdings, LLC
Michael S. Falk
Corsair Capital Management, L.L.C.	883,006	(17)	6.0%
Corsair Capital Partners, L.P.
Corsair Long Short International, Ltd.
Corsair Select, L.P.
Corsair Capital Partners 100, L.P.
Corsair Capital Investors, Ltd.
Jay R. Petschek
Steven Major
Roynat Merchant Capital Inc.	840,000	(18)	5.7%
ALS, LLC	789,637	(19)	5.5%

(1) Unless otherwise noted, the business address of each of the following beneficial owners is c/o ClearPoint Business Resources, Inc., 1600 Manor Drive, Suite 110, Chalfont, PA 18914.

(2) Represents: (i) 30,000 shares of common stock issuable upon exercise of an option; (ii) 2,220,986 shares of common stock held by TerraNova Partners L.P. and 20,000 shares of common stock held by The Kololian Foundation (Mr. Kololian beneficially owns 100% of the limited partnership interest of TerraNova Partners L.P.; he also controls 100% of the voting interest in the general partner and 55% of the non-voting equity interest in the general partner of TerraNova Partners L.P. Mr. Kololian is President and Director of The Kololian Foundation.); (iii) 1,500,000 shares of common stock issuable upon exercise of warrants held by TerraNova Partners, L.P.; and (iv) 50,000 shares of common stock issuable upon exercise of warrants held by Cartesian Investments Inc., of which Mr. Kololian beneficially owns 50% of the outstanding common stock. Excludes shares beneficially owned by Messrs. Traina and Ferguson over which Mr. Kololian ceased to have shared voting power in connection with the expiration of the merger voting agreement.

(3) Represents: (i) 30,000 shares of common stock issuable upon exercise of an option and (ii) 3,260,573 shares of common stock held by Mr. Traina. Excludes shares beneficially owned by Messrs. Kololian and Ferguson over which Mr. Traina ceased to have shared voting power in connection with the expiration of the merger voting agreement.

(4) Represents 2,361,313 shares of common stock held by Optos, an entity controlled by Mr. Ferguson. Mr. Ferguson resigned as ClearPoint’s President, director and Secretary effective February 28, 2008. Excludes (i) Mr. Ferguson’s option to purchase 30,000 shares of common stock, which expired as a result of his resignation; (ii) securities held by Fergco Bros. LLC, of which Mr. Ferguson holds a 25% ownership interest; and (iii) shares beneficially owned by Messrs. Kololian and Traina over which Mr. Ferguson ceased to have shared voting power in connection with the expiration of the merger voting agreement.

(5) Represents (i) 90,000 shares of common stock held by Mr. Calder; (ii) 8,500 shares of common stock held by the Calbren Trust, a trust established for the benefit of Mr. Calder; (iii) 17,000 shares of common stock issuable upon exercise of warrants held by the Calbren Trust; and (iv) 30,000 shares of common stock issuable upon exercise of an option.

(6) Represents (i) 60,516 shares of common stock held by Mr. Drew’s spouse; (ii) 30,000 shares of common stock issuable upon the exercise of warrants held by Mr. Drew’s spouse; and (iii) 30,000 shares of common stock issuable upon exercise of an option.

(7) Represents 90,000 shares of common stock issuable upon exercise of an option. Mr. Braun resigned as ClearPoint’s Chief Financial Officer on June 20, 2008. Options to purchase 50,000 shares expired as a result of his resignation.

(8) Represents 30,258 shares of common stock held by The Cameron Company, LLC (Mr. Cook owns 100% of the limited liability company interest of The Cameron Company, LLC) and 20,000 shares of common stock issuable upon exercise of an option.

(9) Represents 10,000 shares of common stock held by Mr. Perrucci and 30,000 shares of common stock issuable upon exercise of an option.

(10) Represents 30,000 shares of common stock issuable upon exercise of an option.

(11) No securities beneficially owned.

(12) Mr. Warner resigned as ClearPoint’s Chief Operating Officer effective August 13, 2007. Mr. Warner’s option to purchase 50,000 shares expired as a result of his resignation.

(13) Includes 200,000 shares of common stock issuable upon exercise of options and 1,597,000 shares of common stock issuable upon exercise of warrants.

(14) Represents (i) 2,220,986 shares of common stock held by TerraNova Partners L.P. and (ii) 1,500,000 shares of common stock issuable upon exercise of warrants held by TerraNova Partners L.P. Mr. Kololian beneficially owns 100% of the limited partnership interest of TerraNova Partners L.P.; he also controls 100% of the voting interest in the general partner and 55% of the non-voting equity interest in the general partner of TerraNova Partners L.P.

(15) Based on a Schedule 13G/A filed with the SEC on December 16, 2008 for Jack Silver, Sherleigh Associates Inc. Profit Sharing Plan and Sherleigh Associates Inc. Defined Benefit Pension Plan and a Form 4 filed with the SEC on December 15, 2008 for Jack Silver. Represents (i) 986,310 shares of common stock held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is the trustee and (ii) 1,747,461 shares of common stock issuable upon exercise of warrants held by Sherleigh Associates Inc. Profit Sharing Plan. The filings indicate that Mr. Silver has the sole voting and dispositive power with respect to all 2,733,771 shares of common stock beneficially owned by him. The address of the principal business office of Jack Silver is SIAR Capital LLC, 660 Madison Avenue, New York, NY 10021.

(16) Based on a Schedule 13G filed with the SEC on June 30, 2008 for ComVest, ComVest Capital Management LLC, ComVest Group Holdings, LLC and Michael S. Falk. Represents 2,210,825 shares of common stock issuable upon the exercise of warrants held by ComVest. The Schedule 13G indicates (i) that each reporting person has shared power to vote or direct the vote and to dispose or direct the disposition of all 2,210,825 shares of common stock beneficially owned as a group; (ii) ComVest is a private investment company and (iii) the managing member of ComVest is ComVest Capital Management LLC, the managing member of which is ComVest Group Holdings, LLC, referred to as CGH. Michael Falk is the Chairman and principal member of CGH. The address of the principal business office of the reporting persons is One North Clematis, Suite 300, West Palm Beach, Florida 33401.

(17) Based solely on a Schedule 13G/A filed with the SEC on February 14, 2008 by Corsair Capital Partners, L.P., referred to as Corsair Capital, Corsair Long Short International, Ltd., referred to as Corsair International, Corsair Select, L.P., referred to as Corsair Select, Corsair Capital Partners 100, L.P., referred to as Corsair 100, Corsair Capital Investors, Ltd., referred to as Corsair Investors, Corsair Capital Management, L.L.C., referred to as Corsair Management, Jay R. Petschek and Steven Major. Represents (i) 308,141 shares of common stock and 223,530 shares of common stock issuable upon exercise of warrants held by Corsair Capital, (ii) 11,041 shares of common stock and 13,539 shares of common stock issuable upon exercise of warrants held by Corsair International, (iii) 141,215 shares of common stock and 101,123 shares of common stock issuable upon exercise of warrants held by Corsair Select, (iv) 14,909 shares of common stock and 10,655 shares of common stock issuable upon exercise of warrants held by Corsair 100, and (v) 33,156 shares of common stock and 25,697 shares of common stock issuable upon exercise of warrants held by Corsair Investors. Corsair Management, as the investment manager of each of Corsair Capital, Corsair International, Corsair 100 and Corsair Investors, and each of Messrs. Petschek and Major, as the controlling persons of Corsair Management, may be deemed to beneficially own the above shares. The filing indicates that (a) each of Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared voting and dispositive power over 531,671 shares of common stock held by Corsair Capital; (b) each of Corsair International, Corsair Management, Mr. Petschek and Mr.

Major have shared voting and dispositive power over 24,580 shares of common stock; (c) each of Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have shared and dispositive power over 242,338 shares of common stock; (d) each of Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared and dispositive power over 25,564 shares of common stock; and (e) each of Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared and dispositive power over 58,853 shares of common stock. The principal business address for each of Corsair Capital, Corsair Select, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 350 Madison Avenue, 9th Floor, New York, NY 10017. The principal business address for each of Corsair International and Corsair Investors is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

(18) Based solely on a Schedule 13G/A filed with the SEC on February 21, 2007 by Roynat Merchant Capital Inc. Represents 340,000 shares of common stock and 500,000 shares of common stock issuable upon the exercise of warrants. The filing indicates that Roynat Merchant Capital Inc. has sole voting and dispositive power over the securities. The principal business address of Roynat Merchant Capital Inc. is Bank of America Corporate Ctr., 100 North Tryon St., Suite 3720, Charlotte, NC 28202.

(19) Represents (i) 439,637 shares of common stock issued in connection with ClearPoint’s purchase of certain assets and liabilities from ALS and (ii) 350,000 shares of common stock issued in connection with an amendment to a note issued by ClearPoint to ALS.